Mail Stop 3561


									August 30, 2006

Ms. Elizabeth McLaughlin
Chief Executive Officer
Hot Topic, Inc.
18305 East San Jose Avenue
City of Industry, California  91748-

		RE:	Hot Topic, Inc.
			Form 10-K for Fiscal Year Ended January 28, 2006 Form 10-Q for Fiscal Quarter Ended April 29, 2006 Form 10-Q for Fiscal Quarter Ended July 29, 2006 File No. 0-28784

Dear Ms. McLaughlin:

		We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 28, 2006

Management`s Discussion and Analysis, page 28

1. In future filings, please disclose how you treat stores closed during the periods in your comparable store sales information.



Controls and Procedures, page 38

2. We note your statement that "a control system, no matter how well
conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise to state clearly, if true, that your disclosure controls
and
procedures are designed to provide reasonable assurance of
achieving
their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.
In
the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please revise the disclosures in your Form 10-Q for the quarters ended April 29, 2006 and July 29, 2006 as well. You should also revise your Form 10-Q disclosures to state that you evaluated the effectiveness of your disclosure controls and procedures at the end of the most recent quarter rather than at the end of the most recent fiscal year.

Financial Statements, page F-1

Note 1. Organization and Summary of Significant Accounting
Policies,
page F-1

Organization and Business Activities, page F-6

3. You say you have one reportable segment given the similarities of the economic characteristics among the store formats. However, in Management`s Discussion and Analysis on page 29 you state that the Torrid business experiences different margins and that Torrid stores are larger and have a different merchandise mix than Hot Topic stores. Please tell us what consideration you have given to whether the Torrid stores constitute a separate reportable segment in light of the increase in the number of Torrid stores. We may have further comment after reviewing your response.

Revenue Recognition, page F-7

4. You disclose that sales are recognized upon purchase by customers at your retail store locations and websites, less merchandise returned by customers and that you provide a reserve for projected merchandise returns based on historical experience. Please tell us your basis in GAAP for recognizing revenues from website sales upon purchase by customers rather than recognizing such revenues upon either shipment or delivery and when title and risks and rewards of ownership have passed to the buyer. We may have further comment after reviewing your response.

		As appropriate, please amend your filings and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Sondra Snyder at (202) 551-3332, or in her absence, William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3849 with any other questions.

									Sincerely,



									James A. Allegretto
									Senior Assistant
Chief
Accountant

Ms. Elizabeth McLaughlin
Hot Topic, Inc.
August 30, 2006
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE